EXHIBIT 12.1

ARDEN REALTY INC. COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS, EXCEPT RATIOS)

	ARDEN REALTY INC.

	For the Years Ended December 31,

	2002	2001	2000	1999	1998

Earnings Available to Cover Fixed Charges:
Net income	$70,175	$97,759	$96,710	$96,626	$90,675
Add: Interest Expense	88,516	84,195	78,406	60,239	43,403

Total Earnings Available to Cover Fixed Charges	$158,691	$181,954	$175,116	$156,865	$134,078

Fixed Charges:
Interest Expense	$88,516	$84,195	$78,406	$60,239	$43,403
Interest Capitalized	5,646	9,095	12,646	9,587	8,920
Preferred Distributions	4,312	4,312	4,312	1,354	—

Total Fixed Charges	$98,474	$97,602	$95,364	$71,180	$52,323

Ratio of Earnings to Fixed Charges	1.61x	1.86x	1.84x	2.20x	2.56x